Talisman Energy Inc. First Quarter Results Details

CALGARY, Alberta – May 1, 2015 – Talisman Energy Inc. (TSX:TLM) (NYSE:TLM) will release its first quarter 2015 results on Thursday, May 7, 2015, before markets open.

Talisman Energy Inc. is a global upstream oil and gas company, headquartered in Canada. Talisman has two core operating areas: the Americas (North America and Colombia) and Asia-Pacific. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York stock exchanges under the symbol TLM. Please visit our website at www.talisman-energy.com.

For further information, please contact:

Media and General Inquiries:                                                                                        Shareholder and Investor Inquiries:
Brent Anderson                                                                                     Phoebe Buckland
Manager, Corporate Communications                                                                           Senior Analyst, Investor Relations
Phone: 403-237-1912                                                                                          Phone: 403-237-1657
Email: tlm@talisman-energy.com                                                                                     Email: tlm@talisman-energy.com

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